UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65196

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bluefin Research Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

133 Federal Street, Suite 301
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Kritzer	(617) 737-5700	bkritzer@bluefinresearch.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Kritzer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bluefin Research Partners, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Partner

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
BlueFin Research Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BlueFin Research Partners, Inc. (the "Company") as of December 31, 2025, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

February 27, 2026
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

BLUEFIN RESEARCH PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$812,908
Pre-paid expenses	85,767
Accounts receivable	797,523
Property and equipment, net of accumulated depreciation of $32,558	21,056
Right of Use Asset	208,400
Deposit	24,200
Total Assets	**$1,949,854**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$295,907
Commissions payable	188,538
Accrued compensation	100,000
Lease liability	206,242
Total Liabilities	**$790,687**
SHAREHOLDERS' EQUITY	1,159,167
Total Liabilities and Shareholders' Equity	**$1,949,854**

See accompanying notes.

BLUEFIN RESEARCH PARTNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:

Net Income	$37,546
Items which do not impact cash:	
Adjustment to record accounts receivable, net of related commissions, at beginning of year	89,595
Depreciation	2,701
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in prepaid expenses	7,858
Increase in accounts receiveable	(147,233)
Decrease in right of use asset	108,473
Increase in commissions payable	33,982
Increase in accounts payable and accrued expenses	245,907
Decrease in accrued compensation	(25,000)
Decrease in lease liability	(105,191)
Total adjustments	118,796
Net cash provided by operating activities	248,638
Cash flows from investing activities:	
Purchases of equipment	(22,009)
Net cash used by investing activities	(22,009)
Net increase in cash and cash equivalents	226,629
Cash and cash equivalents at the beginning of the year	586,279
Cash and cash equivalents at the end of the year	$812,908

See accompanying notes.

BLUEFIN RESEARCH PARTNERS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Balance at beginning of the year, as previously reported	$1,032,026
Adjustment to record accounts receivable, net of related commissions, at beginning of year	89,595
Balance at beginning of the year, as adjusted	$1,121,621
Net income	37,546
Balance at year end	$1,159,167

See accompanying notes.

BLUEFIN RESEARCH PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

BlueFin Research Partners, Inc. (the "Company") was organized as a Delaware corporation on October 31, 2001. The Company is a registered broker dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority.

Cash and Cash Equivalents

The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents. The Company maintains its cash deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Accounts Receivable

Accounts Receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

BLUEFIN RESEARCH PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenue from contracts with customers includes revenue from research services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Research services are rendered through the dissemination of internally generated research reports as well as access to the Company's analysts. Revenue is recognized when the Company satisfies its performance obligation by transferring the promised services to its customers. The Company's performance obligation is satisfied at a point in time when the Company has determined that the customer obtains control over the promised service.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded in principal transactions in the accompanying Statement of Operations.

Subsequent Events

Management has evaluated subsequent events through the date the financial statements were issued.

NOTE 2 - INCOME TAXES

The Company is an S corporation for federal and state income tax purposes. Accordingly, income and losses flow directly to the shareholders, and taxes are paid at that level.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition in accordance with FASB ASC 740-10.

NOTE 3 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a specified amount of net capital and a ratio of aggregate indebtedness to net capital, both as defined, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $219,662 at December 31, 2025, which exceeded its required net capital of $100,000 by $119,662. The percentage of aggregate indebtedness to net capital at December 31, 2025 was 266.07%.

NOTE 4 – LEASE COMMITMENTS

The Company leases office space under a non-cancellable operating lease that expires in 2027. The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use (ROU) asset on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 5% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments less the unamortized balance of lease incentives received. The Company recognizes lease costs on a straight-line basis over the lease term.

NOTE 4 – LEASE COMMITMENTS (continued)

Maturity of the lease liability under the noncancelable operating lease is as follows:

Year Ending December 31,	
2026	111,925
2027	100,833
Total	$212,758

Total undiscounted lease payments	$212,758
Less imputed interest	(6,516)
Total lease liability	$206,242

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance and common maintenance). These variable lease payments are not included in lease payments used to determine the lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with this lease for the year ended December 31, 2025 was $130,332.

The Company recognized rental income during 2025 from one unrelated entity under a month-to-month sublease agreement in the amount of $20,400 that has been included in other income within the accompanying statement of operations.

BLUEFIN RESEARCH PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

NOTE 5 – CONTINGENCIES

In the ordinary course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by regulatory organizations.

At December 31, 2025, the Company has been named in a complaint submitted to the Occupational Safety and Health Administration of the U.S. Department of Labor by a former employee. The complaint asserts various allegations related to the former employee's termination of employment by the Company. The Company establishes accruals for such matters when potential losses associated become probable and the costs can be reasonably estimated. For such accruals, the Company records the amount considered to be the best estimate within a range of potential losses that are both probable and estimable, however, if the Company cannot determine the best estimate, then the low end of the range of those potential losses is recorded. The actual cost of resolving such matters may be substantially higher than the amounts accrued for those matters.

The Company has accrued $75,000 for the expected cost to settle the matter that has been included in accounts payable and accrued expenses within the accompanying statement of financial condition.

NOTE 6 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of research services. The Company has identified its managing partner as the chief operating maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 7 – CONCENTRATION

Approximately 19% of accounts receivable at December 31, 2025 is due from one customer.

NOTE 8 – EMPLOYEE RETENTION CREDIT

Under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") signed into law on March 27, 2020, and subsequent amendment of the CARES Act, the Company was eligible for a refundable employee retention credit subject to certain criteria. The Company recognized $45,766 in employee retention credit revenues from refunds received during the year ended December 31, 2025.

SCHEDULE I

BLUEFIN RESEARCH PARTNERS, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

DECEMBER 31, 2025

AGGREGATE INDEBTEDNESS	$584,445
COMPUTATION OF NET CAPITAL:	
Total shareholders' equity	$1,159,167
ADJUSTMENTS TO CAPITAL:	
Property and equipment, net	(21,056)
Right of use asset, net	(2,158)
Accounts receivable	(797,523)
Prepaid expenses	(85,767)
Deposit	(24,200)
Net capital before haircuts	$228,463
Less haircuts	(8,801)
Net capital	$219,662
MINIMUM NET CAPITAL REQUIREMENT	100,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$119,662
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	266.07%

There are no material differences from the above computation and the Company's
corresponding unaudited part IIA of form X-17A-5, as amended, as of December 31, 2025.

BLUEFIN RESEARCH PARTNERS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2025

The Company does not claim exemption from Rule 15c3-3 in reliance upon footnote 74 of the 2013 release. The Company does not hold customer funds or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2025

The Company does not claim exemption from Rule 15c3-3 in reliance upon footnote 74 of the 2013 release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
BlueFin Research Partners, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) BlueFin Research Partners, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) BlueFin Research Partners, Inc. stated that it conducted business activities involving providing institutional clients with research throughout the year ended December 31, 2025, without exception, and (3) BlueFin Research Partners, Inc. stated that BlueFin Research Partners, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. BlueFin Research Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BlueFin Research Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 27, 2026
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC



EXEMPTION REPORT
SEA RULE 17A-5(D)(4)

To Whom it May Concern:

We, as members of management of BlueFin Research Partners, Inc. (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving providing institutional clients with research throughout the year ended December 31, 2025 without exceptions.
3. The Company met the identified conditions for such reliance throughout the period of January 1, 2025 to December 31, 2025 without exception.

Signed:

Name: Brian Kritzer

Title: Managing Partner

60 State Street 10th Fl.

Boston, MA 02109

tel: (617) 737-5700

fax: (617) 248-9891

www.bluefinresearch.com

Member FINRA